SEPARATION AND GENERAL RELEASE AGREEMENT

THIS SEPARATION AND GENERAL RELEASE AGREEMENT (the "Agreement") is made between Louis E. Vogt ("Vogt") and Associated Estates Realty Corporation ("Associated" or the "Company") (jointly referred to as the "Parties").

WHEREAS, Vogt has been employed through the present by Associated as its President and Chief Operating Officer and currently serves as a member of its Board of Directors;

WHEREAS, Vogt has agreed to resign from his positions of President and Chief Operating Officer of Associated and as a member of its Board of Directors, effective immediately; and

WHEREAS, Associated has agreed to provide Vogt with certain separation and related payments and benefits as set forth in this Agreement;

NOW, THEREFORE, in consideration of the promises made herein, Associated and Vogt hereby agree as follows:

1. **Resignation of Employment**. Vogt hereby resigns from his positions as President and Chief Operating Officer of Associated and any other positions he holds with any of Associated's affiliated entities other than MIG II Realty Advisors, Inc., effective immediately.

2. **Resignation from Director Positions**. Vogt hereby resigns from any and all Board of Director positions he holds with Associated and any of its affiliated entities, effective immediately. Vogt agrees to execute promptly any documents or agreements requested by Associated to evidence such resignation.

3. **Employment with MIG II Realty Advisors, Inc**. Vogt shall continue his employment as President of MIG II Realty Advisors, Inc., (the "Advisor") on an at-will basis and shall receive as compensation for such services during the duration of such employment an annualized salary of Two Hundred Fifty Thousand Dollars ($250,000.00) and all health, dental, life insurance, long term disability insurance and 401(k) benefits which he enjoyed immediately prior to his resignation from employment with Associated. Vogt shall not be entitled to any other rights, benefits or privileges by reason of such employment other than as provided in the preceding sentence. Either Party shall have the right to terminate Vogt's employment with the Advisor on five (5) days' written notice to the other Party (such date of termination date being herein referred to as the "MIG Separation Date").

4. **Separation and Related Payments**.

(a) Separation Payments. Associated shall provide Vogt with a lump sum payment equal to Three Hundred Twenty Two Thousand Four Hundred Fifty Dollars ($322,450).

Associated shall make the separation payment specified above (the "Separation Payment") to Vogt within three (3) business days after the Effective Date of this Agreement as defined in Paragraph 9 of this Agreement.

(b)   Company Benefits. Effective as of the MIG Separation Date, Vogt and his beneficiaries have the right to continue his group health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for eighteen (18) months. Vogt will receive a letter outlining his and his beneficiaries' rights to continued medical coverage under COBRA, the rate for their then current coverage, and the terms and conditions for electing and maintaining such coverage. If Vogt exercises his right to continued group health coverage for himself and his beneficiaries under COBRA, then Associated will pay the cost of their COBRA premiums (x) for a period of twelve (12) months or (y) until Vogt elects to discontinue benefit coverage under COBRA, whichever occurs sooner.

(c)   Legal Fees. Associated agrees to pay up to Twenty Thousand Dollars ($20,000.00) of actual legal fees and expenses incurred by Vogt in connection with his obtaining advice regarding and the negotiation and drafting of documents concerning his resignation from employment with Associated, his resignation from Associated's Board of Directors, his continued employment with the Advisor and related issues. Such payment shall be made by check made payable to Vogt's counsel, Goodwin Procter LLP, within fifteen (15) days of receipt by Associated of an invoice specifying the amount of such fees and expenses. Any legal fees and expenses in excess of $20,000.00 shall be paid by Vogt.

5.   Stock Options.

(a)   As of the Effective Date of this Agreement as defined in Paragraph 9, and in lieu of any and all prior, existing or future rights to vesting under the Associated Estates Realty Corporation Equity-Based Incentive Compensation Plan (the "Omnibus Plan") and the Associated Estates Realty Corporation Year 2001 Equity Incentive Plan (the "2001 Plan") (collectively the "Equity Plans"), Vogt shall be one hundred percent (100%) vested in the following stock option grants (the "Vested Options"):

Vested Stock Options

Grant Date	Expiration Date	Grant Type	Options Granted	Option Price	Number of Vested Options
02/24/2000	02/24/2010	Incentive	8,037	$8.6250	8,037
02/24/2000	02/24/2010	Non-Qualified	35,963	$8.6250	35,963
08/16/2000	08/16/2010	Non-Qualified	47,000	$8.0625	47,000
		Total vested stock options			91,000

(b)   Vogt shall have the right to exercise none, some or all of the Vested Options for a period of twenty-four (24) months commencing on the Effective Date, in any manner consistent with the terms of the Equity Plans.

(c)   Any and all other unvested stock options shall be forfeited.

6.   Restricted Shares. Vogt shall retain all rights with respect to the restricted share grants as set forth in the chart immediately below under the Omnibus Plan and the 2001 Plan and the restricted shares as set forth in the chart immediately below which are unvested as of the Effective Date of this Agreement.

Restricted Shares Grants Retained

Grant Date	Plan	Restricted Shares Granted	Restricted Shares Not Vested as of Effective Date (The "Currently Unvested Shares")	Vesting Date for Currently Unvested Shares
02/24/2000	Omnibus Plan	4,400	1,467	02/24/2003
08/16/2000	Omnibus Plan	4,700	1,567	02/24/2003
02/28/2001	2001 Plan	18,124	6,041	02/28/2003
			6,041	02/29/2004
02/27/2002	Omnibus Plan	6,595	2,199	02/27/2003
			2,198	02/27/2004

All entitlements to any restricted shares other than those set forth in the table immediately above shall become null and void and of no further force or effect.

7.   General Release by Vogt. In consideration of the representations and covenants undertaken by Associated, including without limitation the Separation Payments and related benefits described in Paragraphs 4, 5 and 6 of this Agreement, Vogt releases, discharges, and promises not to sue Associated and its subsidiaries, affiliates, and related companies, and any and all of its or their current or former directors, officers, members, employees, attorneys, representatives, insurers, agents, predecessors, successors, and assigns (individually and collectively the "Associated Releasees"), from and with respect to any and all claims, actions, suits, liabilities, debts, controversies, contracts, agreements, obligations, damages, judgments, causes of action, and contingencies whatsoever, including attorneys' fees and costs, in law or in equity, known or unknown, suspected or unsuspected, asserted or unasserted, which against the Associated Releasees, Vogt and his heirs, administrators, executors, successors, assigns, and attorneys ever had, now have, or hereafter can, shall, or may have for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date of this Agreement. This includes, without limitation, (i) any claims for compensation, salary, bonus or similar benefit, severance pay, vacation pay, life insurance, disability benefits, health or medical insurance, or any other fringe benefit; (ii) any claims under any federal, state, or local law, regulation, or ordinance, including without limitation any claims under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, the Fair Labor Standards Act, the Family Medical Leave Act; (iii) any claims under common law; and (iv) all claims and benefits under the Company's Supplemental Executive Retirement Plan, which benefits are hereby forfeited in accordance with the terms of such Plan. The Parties intend this release to be a general release of any and all claims to the fullest extent permissible by law; provided, however, that nothing in this Agreement shall in any manner affect the respective rights and obligations of Vogt and Associated pursuant to the Second Amended And Restated Agreement And Plan Of Merger By And Among Associated and MIG Realty Advisors, Inc ("MIGRA) and MIGRA Stockholders dated April 16, 1998, as amended, and all ancillary documents in connection therewith, including without limitation that certain Contribution And Partnership Interest Purchase Agreement dated April 23, 1998 and the documents executed in connection therewith (collectively the "Merger Agreements"). Furthermore, nothing herein shall affect Vogt's rights under the terms of any Associated 401(k) plan.

8. **General Release by Associated**. In consideration of the representations and covenants undertaken by Vogt as set forth in this Agreement, Associated releases, discharges, and promises not to sue Vogt, from and with respect to any and all claims, actions, suits, liabilities, debts, controversies, contracts, agreements, obligations, damages, judgments, causes of action, and contingencies whatsoever, including attorneys' fees and costs, in law or in equity, known or unknown, suspected or unsuspected, asserted or unasserted, which against Vogt, the Associated Releasees ever had, now have, or hereafter can, shall, or may have for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date of this Agreement. The Parties intend this release to be a general release of any and all claims to the fullest extent permissible by law; provided, however, that nothing in this Agreement shall in any manner affect the respective rights and obligations of Vogt and Associated pursuant to the Merger Agreements.

9. **Older Worker Benefit Protection Act Disclosure**. Vogt recognizes that as part of his agreement to release any and all claims against the Associated Releasees, he is releasing claims for age discrimination under the Age Discrimination in Employment Act, although Vogt has never asserted such claims. Accordingly, he has a right to reflect upon this Agreement for a period of twenty-one (21) days before executing it, and he has an additional period of seven (7) days after executing this Agreement to revoke it under the terms of the Older Worker Benefit Protection Act. This Agreement shall be effective upon the expiration of the seven (7) day revocation period (the "Effective Date"). By his signature below, Vogt represents and warrants that he has been advised to consult with an attorney of his own choosing, that he has been given a reasonable amount of time to consider this Agreement, and that if he signs this Agreement prior to the expiration of the twenty-one (21) day review period, he is voluntarily and knowingly waiving his twenty-one (21) day review period.

10. **Non-Solicitation**.

(a) Non-Solicitation of MIG II Realty Advisors, Inc. Clients. Vogt agrees that effective as of the date of this Agreement and for a period of twelve months following the Effective Date (the "Restrictive Period"), he will not, directly or indirectly solicit the business of any current client of the Advisor (the "Restricted Clients") or solicit or encourage any of the Restricted Clients to terminate its or their business relationship with the Advisor. For the purposes of this Agreement, "Restricted Client" shall mean: San Jose Police and Fire; San Jose Federated; California State Teachers Retirement System; Detroit Police and Fire; Detroit General Retirement System; Verizon; and Oakland County, Michigan; provided, however, that nothing in this Agreement shall prohibit Vogt from communicating with or soliciting the business of any Restricted Client solely in connection with any proposed acquisition of the Advisor by Vogt or any entity sponsored by Vogt in which he is a principal owner. Such communication or solicitation by Vogt shall cease at the expiration of a thirty (30) day period commencing on the Effective Date unless otherwise agreed by the Parties in writing. Moreover, notwithstanding anything to the contrary in this Agreement, the obligations of Vogt under this subparagraph 10(a) shall become immediately null and void in the event that Vogt, directly or indirectly, acquires an ownership interest in the Advisor.

(b) Non-Solicitation of Employees. Vogt agrees that during the Restrictive Period, he will not, directly or indirectly, recruit, solicit or induce any current employee of the Company to terminate his or her employment with the Company; provided, however, that if Vogt and the Company agree to engage in discussions regarding a possible acquisition of the Advisor by Vogt, the Parties agree to negotiate in good faith as to which employees may be hired by the Advisor and thereby excluded from the restriction set forth in this subparagraph 10(b) solely for such purpose.

11. **Press Release**. Associated agrees to issue a press release substantially in the form of attached Exhibit "A" promptly following the execution of this Agreement.

12. **Non-Disparagement**. The Parties agree that neither Associated, its officers and employees nor Vogt shall engage in any conduct that is injurious to the other's reputation or interest, including but not limited to publicly disparaging (or inducing or encouraging others to publicly disparage) the other.

13. **No Admission**. The Parties expressly deny any liability, or violation of any agreement with the other party or of federal, state, or local laws, regulations or ordinances. Accordingly, while this Agreement resolves all issues between the Parties relating to any liability or violation of any such agreement or state, federal, or local laws, regulations or ordinances, this Agreement does not constitute an adjudication or finding on the merits and is not, and shall not be construed as, an admission by the Parties of liability or any violation of such agreement or of any state, federal, or local laws, regulations or ordinances. Moreover, neither this Agreement nor anything in this Agreement shall be construed to be or shall be admissible in any proceeding as evidence of or an admission by the Parties of any liability or violation of such agreement or of any state, federal, or local laws, regulations or ordinances.

14. **Modification**. This Agreement may be modified or amended only by a written instrument duly signed by each of the Parties hereto or their respective successors or assigns.

15. **Controlling Law**. This Agreement shall be construed in accordance with and governed by the laws of the State of Ohio, without regard to principles of conflict of laws.
16. Entire Agreement. This Agreement constitutes and contains the complete understanding of Vogt and Associated with respect to the subject matter addressed in this Agreement, and supersedes and replaces all prior negotiations and all agreements, whether written or oral, concerning the subject matter of this Agreement. This is an integrated

document.

17. **Severability**. If any provision of this Agreement is held invalid, such invalidation shall not affect other provisions or applications of the Agreement which can be given effect without the invalid provision or application, and to this end the provisions of this Agreement are declared to be severable.

18. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to constitute an original but all of which shall constitute one and the same instrument. Photographic or facsimile copies of such signed counterparts may be used in lieu of the originals for any purpose and shall be deemed to be the originals thereof.

19. **Knowing and Voluntary Waiver**. By their signatures below, the Parties represent that they understand all of the terms of this Agreement, agree to all of the terms of this Agreement, including without limitation the releases in Paragraphs 7 and 8 of this Agreement, and have signed this Agreement voluntarily with full understanding of its legal consequences.

20. **Company Property**. On or before the MIG Separation Date, Vogt shall return to the Company all files, records, documents, reports, and other business equipment, keys, credit card, computers and other Company property in his possession or control and Vogt agrees not to keep, transfer or use any copies or excerpts of the foregoing items.

21. **Confidentiality**. Vogt agrees to keep strictly confidential the existence and terms of this Agreement and not to disclose them to any person or entity, other than his immediate family, his attorney, financial advisor, or except as the law may require or his attorney may recommend to protect his legal interest to enforce this Agreement. The Company will keep strictly confidential the existence and terms of this Agreement except to its employees on a "need to know" basis and to its attorney, accountants and except as the law may require, including without limitation any disclosure required by the securities laws or regulations.

22. **Trade Secrets**. Vogt agrees not to disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner, contrary to the interests of the Company or any of its affiliated entities, any confidential information relating to the Company's or any of its affiliated entities, operations, properties or otherwise to its or their particular business or other trade secrets of the Company or any its affiliated entities; provided however, that the foregoing restrictions shall not apply to the extent such information (i) is in the public domain or becomes obtainable in the public domain except by reason of a breach of this Agreement by Vogt; (ii) was not acquired by Vogt in connection with his employment with the Company; (iii) is required to be disclosed by law; or (iv) is necessary in order for Vogt to perform his duties as provided in Section 3 of this Agreement.

IN WITNESS WHEREOF, the Parties to this Agreement, intending to be legally bound, have caused this Agreement to be executed as of the 20th day of August 2002.

ASSOCIATED ESTATES REALTY CORPORATION

/s/ Louis E. Vogt

Louis E. Vogt

By: /s/ Jeffrey I. Friedman

Jeffrey I. Friedman

Its: Chairman and CEO